UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZAZA ENERGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919T 100

(CUSIP Number)

Todd Alan Brooks

1301 McKinney Street, Suite 2850

Houston, Texas 77010

713-595-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Blackstone Oil & Gas, LLC (26-1891683)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,178,533

	8	Shared Voting Power 45,463,318

	9	Sole Dispositive Power 20,451,450

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,641,851

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.8%

14	Type of Reporting Person OO

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Todd Alan Brooks Non Exempt Trust (76-6225850)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization N/A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,178,533

	8	Shared Voting Power 45,463,318

	9	Sole Dispositive Power 20,451,450

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,641,851

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.8%

14	Type of Reporting Person OO

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Todd Alan Brooks

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen, resides in Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,178,533

	8	Shared Voting Power 45,463,318

	9	Sole Dispositive Power 20,451,450

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,641,851

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.8%

14	Type of Reporting Person IN

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Lara Energy, Inc. (75-2473045)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,928,534

	8	Shared Voting Power 45,713,317

	9	Sole Dispositive Power 19,951,451

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,641,851

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.8%

14	Type of Reporting Person CO

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person John E. Hearn, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen, resides in Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,928,534

	8	Shared Voting Power 45,713,317

	9	Sole Dispositive Power 19,951,451

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,641,851

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.8%

14	Type of Reporting Person IN

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Omega Energy, LLC (74-2685513)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,178,534

	8	Shared Voting Power 45,463,317

	9	Sole Dispositive Power 20,451,450

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,641,851

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.8%

14	Type of Reporting Person OO

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Gaston L. Kearby

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen, resides in Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,178,534

	8	Shared Voting Power 45,463,317

	9	Sole Dispositive Power 20,451,450

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,641,851

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.8%

14	Type of Reporting Person IN

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of ZaZa Energy Corporation, a Delaware corporation (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on March 2, 2012 (the “Original Schedule 13D”).

Amendment No. 1 is filed to report a decrease in the number of Shares and in the percentage of the outstanding common stock of the Issuer beneficially owned by the Reporting Persons as a result of certain grants of Common Stock made by the Reporting Persons to current and former employees and officer of the Issuer, certain consultants of the Issuer and certain charities. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

ITEM 2.                                                Identity and Background.

Item 2 paragraphs (a), (c) and (f) are each amended and restated in their entirety as follows:

(a)                                 Name.  Blackstone Oil & Gas, LLC (“Blackstone”), Lara Energy, Inc. (“Lara Energy”), Omega Energy, LLC (“Omega”), the Todd Alan Brooks Non Exempt Trust (the “Trust”), Todd Alan Brooks, John E. Hearn, Jr. and Gaston L. Kearby are filing this Schedule 13D (together, the “Reporting Persons”).  Blackstone is a Texas limited liability company and is 100% owned by the Trust.  Todd Alan Brooks is the trustee of the Trust.  Lara Energy is a Texas corporation and is 100% owned by John E. Hearn, Jr.  Omega is a Texas limited liability company and is 100% owned by Gaston L. Kearby.

(c)                                  Principal Business/Occupation or Employment.  The principal business of Blackstone, Lara Energy and Omega is in the oil and gas industry.  The Trust is a testamentary trust and does not actively engage in conducting any business.  The Trust only owns investment assets and holding companies, including 100% of the equity of Blackstone.  The principal employment of Todd Alan Brooks and John E. Hearn, Jr. is with the Issuer, which is also engaged in business in the oil and gas industry.  The principal employment of Gaston L. Kearby is President and Chief Executive Officer of Omega.

(f)                                   State of Organization/Citizenship.  Blackstone and Omega are Texas limited liability companies.  Lara Energy is a Texas corporation.  The Trust is not organized in any state.  Each of Todd Alan Brooks, John E. Hearn, Jr. and Gaston L. Kearby is a citizen of the United States and resides in the state of Texas.

ITEM 3.                                                Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 is amended and restated as follows:

As of the date of this Schedule 13D, each of Blackstone, the Trust and Todd Alan Brooks is the beneficial owner of 22,178,533 shares of the Common Stock of the Issuer, each of Lara Energy and John

Hearn is the beneficial owner of 21,928,534 shares of the Common Stock of the Issuer and each of Omega and Gaston Kearby is the beneficial owner of 22,178,534 shares of the Common Stock of the Issuer, and each set of beneficial owners may be deemed to be the beneficial owner of the other two sets of beneficial owners’ shares of Common Stock of the Issuer as a result of the Stockholders’ Agreement described below, which beneficial ownership is hereby disclaimed.

Item 3 is also supplemented by adding the following at the end of such item:

On June 29, 2012, Blackstone, Lara Energy and Omega transferred 1,106,250 shares of the Common Stock of the Issuer, pro-rata from their holdings, in varying amounts to certain current and former employees and officers.  In addition, on June 29, 2012, Blackstone, Lara Energy and Omega transferred 4,075,000 shares of the Common Stock of the Issuer, pro-rata from their holdings, in varying amounts to certain other employees and consultants of the Issuer, however, these shares are subject to vesting restrictions, which will cause the shares to revert to the controlling stockholders, on a pro rata basis, if the shares do not vest and the transferring stockholders retain voting control over the shares until vesting occurs.  On June 29, 2012, Lara Energy granted 100,000 additional shares of the Common Stock of the Issuer to an employee of the Issuer.  On July 30, 2012, the Company entered into a separation agreement and general release with Craig McKenzie, in connection with his resignation, effective August 1, 2012, as Chief Executive Officer and director of the Issuer, pursuant to which Blackstone, Lara Energy and Omega agreed to grant Mr. McKenzie a net total of 281,250 shares of Common Stock of the Issuer, pro-rata from their holdings.  On September 14, 2012, Lara Energy gave 150,000 shares of the Common Stock of the Issuer as gifts to charities.  Each of the persons and entities referenced in this paragraph as having received grants or gifts of Common Stock from the controlling stockholders executed a Joinder Agreement to the Stockholders’ Agreement.

ITEM             4.                                      Purpose of Transaction.

The first bullet point in the first paragraph of Item 4 is amended and restated in its entirety as follows:

•                                          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (other than the dispositions that took place on February 22, 2012, June 29, 2012, July 30, 2012 and September 14, 2012, as described above);

The fourth bullet point in the first paragraph of Item 4 is amended and restated in its entirety as follows:

•                                          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as described in the Merger Agreement and as otherwise previously disclosed on Form 8-K filed with the Commission;

ITEM 5.                                                Interests in Securities of the Issuer.

Item 5 paragraphs (a) and (b) are hereby amended and restated in their entirety as follows:

(a)                                 Aggregate Number and Percentage of Securities.  Each of Blackstone, the Trust and Todd Alan Brooks is the beneficial owner of 22,178,533 shares of the Common Stock of the Issuer, each of Lara Energy and John Hearn is the beneficial owner of 21,928,534 shares of the Common Stock of the Issuer and each of Omega and Gaston Kearby is the beneficial owner of 22,178,534 shares of the Common Stock of the Issuer, representing 21.8%, 21.6% and 21.8%, respectively, of the total number of issued and outstanding shares of Common Stock of the Issuer.  In addition, each set of beneficial owners described above may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the other two sets of beneficial owners described above as a result of the Stockholders’ Agreement described below, resulting in beneficial ownership of 67,641,851 shares of Common Stock of the Issuer, representing 66.8% of the total number of issued and outstanding shares of Common Stock of the Issuer.  Each Reporting Person disclaims such additional beneficial ownership.

(b)                                 Power to Vote and Dispose.  Each of Blackstone, the Trust and Todd Alan Brooks has sole voting power over 22,178,533 shares of Common Stock of the Issuer, sole dispositive power over 20,451,450 shares of Common Stock of the Issuer and shared voting power over 45,463,318 shares of Common Stock of the Issuer.  Each of Lara Energy and John E. Hearn, Jr. has sole voting power over 21,928,534 shares of Common Stock of the Issuer, sole dispositive power over 19,951,451 shares of Common Stock of the Issuer and shared voting power over 45,713,317 shares of Common Stock of the Issuer.  Each of Omega and Gaston L. Kearby has sole voting and dispositive power over 22,178,534 shares of Common Stock of the Issuer, sole dispositive power over 20,451,450 shares of Common Stock of the Issuer and shared voting power over 45,463,317 shares of Common Stock of the Issuer.

ITEM 6.                                                Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following at the end of the item:

In connection with the grants of Common Stock to certain current and former employees and officers of the Issuer, certain consultants of the Issuer and the charities described above, each person or entity that received the grants or gifts described herein executed a Joinder Agreement to the Stockholders’ Agreement.

After reasonable inquiry, and to the best of the knowledge and belief of each of the Reporting Persons, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Date:  November 21, 2012

BLACKSTONE OIL & GAS, LLC

By:	/s/ Todd Alan Brooks
Todd Alan Brooks, President

TODD ALAN BROOKS NON EXEMPT TRUST

By:	/s/ Todd Alan Brooks
Todd Alan Brooks, Trustee

/s/ Todd Alan Brooks
Todd Alan Brooks

LARA ENERGY, INC.

By:	/s/ John E. Hearn, Jr.
John E. Hearn, Jr., President

/s/ John E. Hearn, Jr.
John E. Hearn, Jr.

OMEGA ENERGY, LLC

By:	/s/ Gaston L. Kearby
Gaston L. Kearby, President

/s/ Gaston L. Kearby
Gaston L. Kearby

Attention:  Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).